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Ultrasonic Medical Mapping

Developer of low cost, radiation-free cancer detection technology

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UMM
ULTRASONIC MEDICAL MAPPING

Invest
$990 min

www.umedmap.com   Bethesda, MD   Follow for updates

Pitch   Team   Fundraising   Questions   Data Room

- Investor Presentation
- Disclosures
- Overview
- Solving A Problem
- Product Information
- Market Factors
- The Team
- Strategy
- Contact Us
- Additional Information
- Our Partners

Investor Presentation


UMM
ULTRASONIC MEDICAL MAPPING
A NEW APPROACH TO PANCREATIC CANCER DETECTION
CONFIDENTIAL INVESTMENT PRESENTATION
FALL 2019
4500 East West Highway
Suite 125
Bethesda, MD 20814
There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. See disclosures at the beginning.

Disclosures

DISCLOSURES

This Presentation (the "Presentation") contains sensitive business and financial information. The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of. Upon request, the recipient will promptly return all materials received from the Company or (including this Presentation) without retaining any copies thereof.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company does not make any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business. All communications or inquiries relating to the Company or this Presentation should be directed to the Company © 2019 All rights reserved.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. See disclosures at the beginning.

UMM

DISCLAIMER / SAFE HARBOR

Disclaimer

This document is based on information provided by Ultrasonic Medical Mapping (the "Company") and other sources that the Company believes are reliable. Nothing in this document is, or may be relied upon as, a promise or representation by the Company as to the past or the future information or results. This is not an offer or the solicitation of an offer to buy any securities of the Company, and readers should not construe the contents of this document as investment, legal or tax advice. The information contained in this document is made as of the date hereof, and does not reflect any events that may occur subsequent to the date hereof. The Company undertakes no duty or obligation to update or revise the information included in this presentation.

Safe Harbor Statement

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those described in the forward-looking statements. These risks include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel, as well as the risks and other factors set forth in our periodic filings with the U.S. Securities and Exchange Commission.

FORWARD LOOKING STATEMENTS

Statements made in this document may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's filings with Canadian, United Kingdom and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical, medical device, biotech, human tissue management or related companies and keep such agreements in effect; integration difficulties and other risks if we acquire or in-license technologies or product candidates; the product approval process is highly unpredictable, the timing of completion of clinical trials, reliance on third parties to manufacture our products, we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; the medical device industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the United Kingdom, U.S., Canada or any other jurisdictions; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in the United Kingdom, U.S., Canadian or foreign patent law; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully. Except as required by the United Kingdom, Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

NOTICE OF CONFIDENTIALITY

This document and the contents contained herein are confidential and intended for the sole usage of the party to whom it has been provided. The information, methodologies, strategies and actions outlined herein are proprietary and their expression in this document is copyrighted, with all rights reserved belonging to Ultrasonic Medical Mapping, LLC.

Copying, distributing or reproducing this document without written permission is strictly prohibited.

UMM RISK FACTORS

UMM assesses that the technical challenge in completing the project is moderate, owing to the existing knowledge and the availability of off-the-shelf components in both hardware and software. Some specific risks include, but are not limited to, the following:

- Medical diagnostic use adds complexity due to the variation of the targets. This creates risk associated with the application and optimization of industrial techniques for use on human tissue.
- A related risk lies in the development of the software assisting the visualization of tissue images, and building feature recognition capabilities. Algorithms that have assisted material science and aerospace applications can be applied to the UMM ultrasound diagnostics but they must be transformed for implementation in medical imaging.
- Medical end-users might resist new tools due to old diagnostic approach biases, therefore, attention needs to be paid to ultimate presentation of the clinical data to the user.
- Resistance and hostile opposition to the new technology by users of competitive diagnostic tools (x-rays) and by established players protecting their market share and territories must be managed.
- There exists the possibility that a new technology that can provide an equivalent or superior benefit will be invented and render UMM's technology obsolete.

Overview


INVESTMENT HIGHLIGHTS
PATENTED Technology
$37B
MARKET EXISTS for Medical Imaging
RAISE TARGET
$2M
UMM
Aims to be an accurate, low-cost, non-invasive and safe screening device for pancreatic cancer detection.
EXPERIENCED Leadership & Technical Team
REPURPOSED TECHNOLOGY from Aerospace & Defense Industries
FDA
Direct path to FDA Clearance
< 2 years
RAPID EXECUTION
2021
TARGET EXIT

Solving A Problem


THE PROBLEM
Pancreatic Cancer accounts for 3% of all cancers and 7% of all cancer related deaths with a 6% survival rate[1].
LIMITED
No mass screening methods exist for pancreatic cancer at this time
Existing screening methods are cost prohibitive or ineffective[1]
Ability for pancreatic cancers to be caught at an early, and often, treatable stage
PANCREATIC CANCER ACTION NETWORK
"There is currently no standard diagnostic tool or established early detection method for pancreatic cancer. When diagnosed early, surgical resection offers the best chance for long term control of pancreatic cancer, yet most patients are diagnosed at later stages and are not eligible for surgery. Therefore, tests sensitive enough to detect pancreatic cancer in the earliest stages are urgently needed."


UMM SOLUTION
UMM IS A PATENTED CANCER DETECTION SOLUTION THAT IS:
LOW – COST
Repurposing of existing technology may drive down the medical cost curve substantially
RADIATION FREE
Low Frequency ultrasonic energy is generally safe and does not expose the patient to ionizing radiation
NON-INVASIVE
Reliance on Low Frequency ultrasonic signals that pass through the body
GENERALLY ACCURATE
Potentially capable of detecting lesions and tumors smaller than other existing technologies

Product Information


ADDITIONAL PRODUCT INFORMATION
UMM owns US Patent 13/979,605[1]
The UMM technology operates on the simple premise that a low frequency ultrasonic signal may be altered in different ways by passing through different materials. We compare the character of the received waveform as the transmitter is rotated around the target and use signal variances to locate cancerous tissue anywhere in the body.
THE SYSTEM[2]
HOW IT WORKS
GEN 5 TESTING OUTPUT
The transmitter (blue) is rotated around the target allowing the location of internal anomalies to be triangulated and mapped
Gen 5 test results showed detections of anomalies at a level potentially smaller than other existing technologies[3].

Market Factors


MARKET LANDSCAPE
PRODUCT
UMM
ULTRASONIC MAPPING
TRADITIONAL ULTRASOUND
MRI
CT SCAN
ENDOSCOPIC ULTRASOUND
Patient Cost
$125
$125
$3869
$3,394
$3,900
Facility Cost
$200k
$10k+
$3M[1]
$2M[1]
$10k+
Max Daily Scans
16
24+
12
12
8
Full Body Capable
Yes
No
Yes
Yes
No
Radiation Free
Yes
Yes
Yes[1]
No
Yes
TRADITIONAL ULTRASOUND IS GENERALLY NOT CAPABLE OF DETECTING PANCREATIC CANCER




MARKET CREATION –
PANCREATIC CANCER SCREENING
There is no current mass screening protocol for Pancreatic Cancer. We believe UMM can change this.
1%
1.5M
>30M
14 MONTHS
Annual
20.6MILLION
Min. Estimated Number of Medically Required Screenings Per Year in the US Market Alone
NIH NATIONAL CANCER INSTITUTE
Has stated that early detection is among the most critical unmet need in combating Pancreatic Cancer.

The Team


OUR TEAM
DAVID JOHNSON
AARON MISHLER, CFA
REECE TOMLINSON
MBA, CPA, CMA
LYNN MATRISIAN, PHD
DR. SURESH CHARI
Gastroenterology and Hepatology
DR. MICHAEL LEVY
Gastroenterology and Hepatology

Strategy


POTENTIAL PATHWAY TO COMMERCIALIZATION
1 Prototype Development
SINGULARIS
2 Clinical Studies
MASSACHUSETTS GENERAL HOSPITAL
MAYO CLINIC
3 Application Development
SINGULARIS
UMM


POTENTIAL EXIT STRATEGY
LICENSE/SELL TECHNOLOGY TO LARGE MEDICAL IMAGING CORPORATIONS
PHILIPS Healthcare
AGFA HealthCare
SAMSUNG
HITACHI Healthcare
SIEMENS Healthcare
GE Healthcare
Carestream
TOSHIBA MEDICAL
FUJIFILM
SHIMADZU



Contact Us



UMM
ULTRASONIC MEDICAL MAPPING
UMM AIMS TO DELIVER TO INVESTORS:
An opportunity to transform medicine and directly save lives.
The ability to directly impact and improve patient access to care.
FOR MORE INFORMATION CONTACT:
AARON MISHLER
CHIEF FINANCIAL OFFICER
ULTRASONIC MEDICAL MAPPING
AARON@UMEDMAP.COM
THANK YOU

Additional Information



UMM
ULTRASONIC MEDICAL MAPPING
ADDITIONAL INFORMATION



THE PRODUCT
UMM has developed a low frequency ultrasonic detection system that we believe is simple to use and accurate.
This proven industrial technique analyzes changes to sound as it passes completely through an area while identifying and "mapping" any signal variances. When using ultrasonic mapping on human tissue, the measured signal variances pinpoint and "map" the location of tumors, both large and small. This is accomplished without radiation exposure and without direct tissue penetration.
RESULTS
UMM preliminary Gen 5 test results showed detections at a level larger than other existing technologies¹.
TECHNOLOGY
DETECTIONS
2D Mammography
• 5 detections
3D Mammography
• 5 detections
Breast MRI
• 7 detections
CT Scan
• 9 detections
UMM
• 11 detections
The transmitter (blue) is rotated around the target allowing the location of internal anomalies to be triangulated and mapped.
UMM



PANCREATIC CANCER: EPIDEMIOLOGY
An estimated 48,960 new cases in the US in 2015, with 40,560 deaths.
PANCREATIC CANCER RISK FACTORS:
Diabetes
Obesity
Alcohol Abuse
Chronic Pancreatitis
Age




SURVEY RESULTS
UMM hired professional market research firm *Ask Your Target Market* to ask several targeted questions to 500 consumers age 45 and up. Below are key findings from that study:
88% of participants would like to take a screening test if it were fast, safe and easy.
49% of participants would pay for this screening test out of pocket *every year* at a cost of $125 USD.
60% of participants would pay for this screening test out of pocket every other year at a cost of $125 USD.
84% of participants would take this test *every year* if their insurance plan covered it.
UMM assesses the potential U.S. market size for pancreatic screening to be in excess of **9 Billion USD.**
UMM
ULTRASONIC MEDICAL MAPPI

Our Partners


OUR TEAM – PARTNERS AND IMPLEMENTERS
SINGULARIS SOLUTIONS
MASSACHUSETTS GENERAL HOSPITAL
RWT GROWTH
CLINICAL PROTOTYPE DEVELOPMENT
CLINICAL TESTING & REGULATORY SUPPORT
STRATEGIC SUPPORT & PARTNERSHIPS
EXECUTION SUPPORT & ADVISORY
UMM

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Ultrasonic Medical Mapping

Developer of low cost, radiation-free cancer detection technology

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UMM
ULTRASONIC MEDICAL MAPPING

Invest
$990 min

www.umedmap.com Bethesda, MD Follow for updates

Pitch Team Fundraising Questions Data Room

Founding Team



David B. Johnson

CEO

After graduating from Purdue University in 1990, David was commissioned as an intelligence officer in the United States Navy. He served on active duty for eight years and as a reservist for twelve, retiring in 2010. Serving in the aviation squadron VS-37 deployed with the USS Kitty Hawk Battlegroup, David supported humanitarian and operational missions during Operation Restore Hope, Somalia and supported strike-planning execution for Joint Coalition airstrikes in Iraq. David's service in VS-37 enabled him to gain extensive expertise in acoustic systems and technologies used to detect and track threat submarines.

David's second and third Navy assignments were at the Defense Intelligence Agency/Chairman of the Joints Chief of Staff, Pentagon and The Office of Naval Intelligence, respectively. During these assignments, David managed over 20 intelligence officers and analysts, developing over 100 all-source intelligence assessments for DoD leadership and operational commanders. During his time in the Navy, David received 3 Naval Intelligence subspecialty qualifications, 5 joint awards and 7 personal awards, while completing his Master of Science Degree in 1997.

Upon leaving active duty in 1998, David began working for Science Applications International Corporation (SAIC) where he subsequently managed the Navy's investment strategy program contract, leading over 100 professional engineers, technical domain experts, scientists and analysts across 11 companies in warfare and intelligence analysis efforts. During this time, David employed incisive and broad-ranging program management and technical skills to support the Chief of Naval Operations (CNO) in areas of operational requirements development, mission needs assessment and analysis of critical areas of U.S. warfighting vulnerabilities.

During his time as a Vice-President at SAIC, David directly managed all CNO support work and grew the program from $4M annually to nearly $20M. David won numerous smaller procurements and two major Navy procurements, totaling $255M and $80M, respectively. During his time at SAIC, David received 9 corporate awards and earned 6 promotions.

Upon leaving SAIC, David began working on the innovative cancer detection concept that subsequently led to the creation of UMM. Upon successful fundraising efforts, Mr. Johnson began serving as the full-time CEO of UMM, where his unique blend of leadership, team-building skills, management and technical acumen in acoustic and targeting technologies have enabled the current success of the company in developing its breakthrough cancer detection technology.



Aaron Mishler, CFA

CFO & CTO

After graduating from Purdue University in 1990, Aaron was commissioned as an officer in the United States Navy where he served with distinction for nine years. Aaron was a Naval Flight Officer and an Electronic Warfare Officer, his experience in the latter directly prepared him for his CTO role in UMM by providing a background in the use of distributed, multi-sensor arrays to identify and locate targets. His Naval service included multiple overseas tours of duty including service in both the Middle East and the Balkans.

After leaving the Navy, Aaron went to Georgetown University where he took an MBA with a concentration in Finance. He then spent several years at Starwood Hotels working his way up through various roles from corporate treasury and finance to underwriting and real estate development. The experience at Starwood led to a role in Private Equity as Portfolio Manager at RLJ Development, LLC (now RLJ Lodging Trust) where he got a broad exposure to all financial aspects of a private equity firm. In 2009 he left RLJ for a new role with GE Capital underwriting and managing a portfolio of loans for the Franchise Finance group. After GE made the decision to shut down the business Aaron decided to go back to the Private Equity industry working for JPMorgan in fund administration.

While at JPMorgan, Aaron was contacted by his old friend Dave Johnson who had just founded a company called Ultrasonic Medical Mapping. Aaron began working part time with the members of UMM on structuring the company to be able to attract investment. After a few false starts, Aaron was able to secure the initial round of funding and transitioned to a full-time role with UMM. Aaron was responsible for directing the technical work on the UMM preclinical prototype, laying the groundwork for the firm's current efforts.

Investors & Advisors



Lynn Matrisian, PhD

Scientific Advisor

As UMM's Scientific Advisor and Chief Science Officer of the Pancreatic Cancer Action Network (PANCAN), Dr. Matrisian brings extensive experience and a passion for cancer research, combined with business training, to lead the organization's Scientific & Medical Affairs teams as they strive to reach the goal of doubling pancreatic cancer survival by 2020.

Prior to joining the Pancreatic Cancer Action Network, Dr. Matrisian put her scientific training to work for 25 years leading a research laboratory dedicated to understanding cancer metastasis. She has published more than 220 original scientific articles and trained more than 30 young scientists who have gone on to join the fight against cancer in the academic, biotechnology, pharmaceutical, government and nonprofit sectors.

Dr. Matrisian was the founding chair of the department of cancer biology in the School of Medicine at Vanderbilt University, the president of the American Association for Cancer Research (AACR) and a special assistant to the director of the National Cancer Institute at the National Institutes of Health. She was elected to the AACR Academy, which recognizes and honors distinguished scientists whose major scientific contributions have propelled significant innovation and progress against cancer.

Dr. Matrisian received a PhD in molecular biology from the University of Arizona and an MBA from the Owen Graduate School of Management at Vanderbilt University.



Suresh Chari, M.D.

Medical Advisor

Suresh Chari, M.D. is an UMM Medical Advisor and a Professor of Medicine with the Mayo Clinic College of Medicine. He is also a consultant in the Division of Gastroenterology and Head of the Pancreas Interest Group in the Division of Gastroenterology and Hepatology.

Dr. Chari has a broad interest in diseases of the pancreas and his NIH-funded research focuses on the role of diabetes and hyperglycemia as a marker of undiagnosed pancreatic cancer. Dr. Chari's additional areas of clinical research involve understanding the clinical spectrum of autoimmune pancreatitis and in in cystic tumors of the pancreas including their classification, prevalence and natural history.

His current project, "Pancreatic Cancer-induced Diabetes: A Clue to its Early Diagnosis" has the long-term programmatic goals to facilitate early detection of pancreatic cancer. Towards this end the research is focused on a) identifying groups of individuals who are at higher than average risk of having

asymptomatic sporadic pancreatic cancer and b) developing biomarkers that can identify early pancreatic cancer.



Michael Levy, M.D.

Medical Advisor

Michael Levy, M.D. is an UMM Medical Advisor and a Professor of Medicine with the Mayo Clinic College of Medicine. He is a gastroenterologist and is also affiliated with Veterans Affairs Black Hills Health Care System - Fort Meade. He received his medical degree from University of South Carolina School of Medicine and has been in practice for more than 20 years.

Working with Dr. Suresh Chari, Dr. Levy has assisted in UMM in broadly outlining a clinical study to be conducted at the Mayo Clinic that will compare UMM's cancer detection technology with existing systems in use today.

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Ultrasonic Medical Mapping

Developer of low cost, radiation-free cancer detection technology

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UMM
ULTRASONIC MEDICAL MAPPING

Invest
$990 min

www.umedmap.com | Bethesda, MD | Follow for updates

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Security Type	FlashSeed Preferred Stock	Price Per Share	$0.99
Shares Offered	2,038,374	Offering Max	$2 million

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Ultrasonic Medical Mapping

Developer of low cost, radiation-free cancer detection technology

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UMM
ULTRASONIC MEDICAL MAPPING

Invest
$990 min

www.umedmap.com Bethesda, MD Follow for updates

Pitch Team Fundraising Questions Data Room

Commonly Asked Questions

What exactly is Ultrasonic Mapping?

Ultrasonic Mapping is a mature technology used in engineering/materials science to detect microscopic flaws inside of complex structures that could only be otherwise found through destruction of the sample.

Isn't this the same as the ultrasound currently in use by doctors?

No, current medical applications use ultrasound as an imaging tool by combining reflected sound waves and presenting them as a picture with the shading determined by the intensity of the return.

What makes "mapping" different from "imaging?"

Unlike imaging, where the sound is originates and is captured at the same location, mapping uses multiple receivers positioned around the target to capture sound that has passed completely through to the other side.

Why low frequency?

Low frequency signals are able to pass completely through the body with minimal signal loss. The signal is also capable to passing through air pockets that exist in the lungs and stomach/bowels. It is this capacity that allows for the mapping of anomalies in areas that traditional imaging cannot reach effectively.

I have been told that Low Frequency Ultrasound doesn't work in medicine. Is that true?

medicine. Is that true?

When used to create an image through traditional methods, low frequency ultrasound is unable to deliver a picture resolution clear enough to be usable. This is due to the wavelength increasing as the frequency is reduced. (At the frequencies we are using the pixel size would be approximately 2cm square.) Fortunately, mapping uses the received information very differently than imaging and is not limited by the wavelength.

Why hasn't this been done already?

Using this technique generates a very large amount of information that must then be processed and analyzed. When the technology was invented, a mainframe computer was required in order to build the map. The expense associated with the signal processing initially limited the application to defense/aerospace testing where the cost of failure was high enough to justify the analysis. This led to the medical community coming to the view that ultrasound was only usable as an imaging tool.

Is it safe?

Diagnostic ultrasound uses no radiation and is considered safe to use in a medical setting.

Why is the cost so low?

Ultrasonic mapping uses a decades old technology that requires no exotic materials and has components that can be cheaply produced at scale. This will enable both the manufacturers and users to profit while dramatically lowering patient costs.

What is the status of your IP?

US Patent 9 492 139 grants UMM the exclusive rights to use ultrasonic mapping techniques in a medical capacity across the entire range of optimal frequencies for organic tissue densities. Continuation claims have been filed and additional patents will be filed as work progresses.

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Ultrasonic Medical Mapping

Developer of low cost, radiation-free cancer detection technology

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UMM
ULTRASONIC MEDICAL MAPPING

Invest
$990 min

www.umedmap.com Bethesda, MD Follow for updates

Pitch Team Fundraising Questions Data Room

Diligence Document

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Technical Development Overview	View

Financing Documents

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Investor Acknowledgement	View
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Regulation S Addendum	View
Investors' Rights Agreement	View
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